UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 30, 2022, LumiraDx Limited (the “Company”) consummated the second closing of the previously announced private placement offering of interests in that certain Royalty Agreement, dated April 27, 2022 (the “Royalty Agreement”), with USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund LumiraDx 2B, LLC and certain other related investors (collectively, the “Investors”), and Pear Tree Partners, L.P. The Company received $15.4 million in cash with respect to the second closing of the offering, for aggregate gross proceeds of $41.5 million in cash since the offering began.

The terms of the Royalty Agreement provide that the Investors may invest up to an aggregate maximum amount of $50 million in the Company, or such higher amount as agreed to by the Company and the Investors (the “Invested Amount”), in one or more closings, in order to fund the purchase of additional LumiraDx instruments, allowing the Company to further expand instrument placements. In consideration of such investment, the Company has agreed to pay to the Investors on a semi-annual basis and over a three-year period (subject to extension in certain events), a royalty payment that is equal to 20% of the total gross amount invoiced by the Company in respect of sales of test strips for use in such funded LumiraDx instruments which are allocated to the Invested Amount by the Company in accordance with the terms of the Royalty Agreement (the “Royalty Payments”).

If by the end of the applicable three-year term (the “Expiry Date”), the Investors have not received, in aggregate, Royalty Payments equal to or in excess of two times the Invested Amount (the “Target Return”), the Company shall, at its sole discretion, either: (i) issue to the Investors an aggregate amount of the Company’s common shares, $0.0000028 par value per common share (“Common Shares”), equal in value to the difference between the Target Return and the total Royalty Payments received by the Investors (the “Royalty Shortfall”), at a price per Common Share equal to the volume-weighted average price of the Common Shares for the 20 Nasdaq trading day period immediately following the applicable Expiry Date (the “Market Price”), but subject to a minimum price per Common Share of $7.25 (the “Minimum Share Price”); or (ii) pay to the Investors the applicable Royalty Shortfall in cash. To the extent that any Common Shares are issued to the Investors at the Minimum Share Price, and the Minimum Share Price is greater than the Market Price, then the term of the Royalty Agreement shall be extended until the additional Royalty Payments paid by the Company to the Investors in cash is an amount equal to such additional Royalty Shortfall.

None of the securities referred to herein have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction in the United States, and may not be offered, pledged, sold, delivered or otherwise transferred, directly or indirectly, in the United States except pursuant to registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and, in each case, in compliance with applicable other securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: July 1, 2022
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer